John Hunt

Partner

Direct 617 338 2961

jhunt@sullivanlaw.com

July 25, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Kim McManus, Senior Counsel

Re:	Pear Tree Funds
File No. 333-102055

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).   On July 9, 2024, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s post-effective amendment (the “Amendment”) to its Registration Statement on Form N-1A (amendment no. 82 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 84 under the 1940 Act).   The Amendment was filed with the Commission on May 31, 2024 pursuant to Rule 485(a)(1) under the Securities Act. The Registrant is filing concurrently with this correspondence an amendment to its Registration Statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(b), which is to take effect on August 1, 2024. We are responding on behalf of the Registrant to the Staff’s July 9, 2024 comments.

Each of the Staff’s comments is printed below in italics. The Registrant’s response follows in regular type.

1.       For each separate series of the Registrant, revise the introductory language to “Fee Table and Expense” presented pursuant to Form N-1A, Item 3 to read: “This table describes the fees and expenses that you may pay if you buy, hold and sell shares of [insert applicable fund name] . . . .”

The Registrant has made the changes as requested.

U.S. Securities and Exchange Commission

July 25, 2024

2.       Revise footnote 1 under Pear Tree Essex Opportunities Fund’s “Annual Fund Operating Expenses” presented pursuant to Form N-1A, Item 3, to clarify whether the Manager may recoup the fee waiver for the Institutional Shares.

The Registrant has made the change as requested.

3.       Revise footnotes 2 and 3 under Pear Tree Foreign Value Fund’s “Annual Fund Operating Expenses” presented pursuant to Form N-1A, Item 3, to clarify whether the contractual agreements are to apply through July 2024 or July 2025.

The Registrant has made the changes as requested.

4.       For Pear Tree Polaris Foreign Value Small Cap Fund, include in “Principal Investment Risks” in response to Form N-1A, Item 4(b)(1)(i), define “Emerging Markets Countries”.

The Registrant has provided a definition of “Emerging Markets Countries” for Pear Tree Polaris Foreign Value Small Cap Fund in its response to Form N-1A, Item 9(b). Consistent with that disclosure, the Registrant has modified the last paragraph of its response to Item 4(a)(1) to include a definition of “emerging markets countries,” that is, as the countries represented in the MSCI Emerging Markets Index. Those countries are specifically identified in the Registrant’s response to Item 9(b).

5.       For Pear Tree Essex Environmental Opportunities Fund (“Environmental Opportunities Fund”), in its response to Form N-1A, Item 4(a)(1) and Item 9(b)(1) “Principal Investment Strategy,” (a) state whether the sub-adviser’s Global Environmental Opportunities Strategy (GEOS) incorporates the use of third-party providers and/or ESG indices, and if so, please revise to identify, and (b) describe the sub-adviser’s due diligence practices in evaluating potential portfolio companies, for example, the data they review to meet ESG criteria.

The Registrant respectfully submits that the current disclosure for Environmental Opportunities Fund satisfies the requirements of Form N-1A, Items 4(a)(1) and 9(b)(1) and thus, the Registrant declines to make further changes.

The sub-adviser does not use any third-party providers and/or ESG indices as determinative factors in selecting portfolio investments for the fund. Item 9(b)(1), Instruction 8 states that a fund subject to Rule 35d-1(a)(2)(i) (which, solely for the purposes of this letter we have assumed that Environmental Opportunities Fund is subject to that rule) is required to provide definitions of the terms used in its name, including “the specific criteria the Fund uses to select the investments the term describes.” As neither that instruction nor any other instruction to Item 4 or Item 9 requires the Registrant to disclose actions that the sub-adviser does not take in selecting portfolio investments, discussion of criteria not used by the sub-adviser is not required.

The sub-adviser’s investment strategy for Environmental Opportunities Fund as currently described in the Registrant’s responses to Form N-1A, Items 4(a)(1) and 9(b)(1) already includes descriptions of specific ESG due diligence criteria and, as a summary, is complete. Specifically, the Registrant describes (a) how the sub-adviser defines the universe of securities into which the fund using that strategy may invest, that is, a universe of issuers that derive at least 25 percent of its revenues from one of nine specific categories of investment themes, including environmental themes, (b) the sub-adviser’s focus on the commercial viability of the issuer’s technology, (c) the sub-adviser’s environmental assessment, and (d) the sub-adviser’s ranking of various investment factors that, in our experience, are commonly used by many investment advisers in selecting portfolio investments for their clients.

U.S. Securities and Exchange Commission

July 25, 2024

6.       For Pear Tree Quality Fund, in response to Form N-1A, Item 13 “Financial Highlights,” update the first two columns to refer to 2024 instead of 2023.

The Registrant has made the changes as requested.

8.       In the Registrant’s response to Form N-1A, Item 16(c), explain how the Registrant interprets its concentration policy with respect to a “group of industries” consistent with Section 8(b)(1)(E) of the 1940 Act.

The Registrant interprets each Pear Tree Fund’s policies on concentrating its investments in “groups of industries,” to the extent such concentration occurs, in a manner consistent with the Registrant’s responses to Form N-1A, Items 4(a)(1) and 9(b)(1), as required by Rule 35d-1(a)(2).

9.       On page SAI-42, please remove the bracketed language.

The Registrant has made the change as requested.

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Please call me at (617) 338-2961 if you have questions or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

JH/hex

Cc:	Deborah A. Kessinger

Eric Levine

Johanna C. Colpritt